                                                                   EXHIBIT 12(b)



                             BANKBOSTON CORPORATION
         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                        (Including Interest on Deposits)

The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the five years ended December 31, 1997 were as follows:


                                                       Years Ended December 31,
                                          ----------------------------------------------------------------------
(Dollars in millions)
                                              1997           1996           1995           1994            1993
                                              -----          -----          -----          -----          ------
Net income                                 $    879       $    650       $    678       $    542       $    367
Extraordinary items, net of tax                                                                7
Cumulative effect of changes
  in accounting principles,
  net of tax                                                                                                (24)
Income tax expense                              589            483            529            422            262
                                              -----          -----          -----          -----          -----
     Pretax earnings                          1,468          1,133          1,207            971            605
                                              -----          -----          -----          -----          -----
Fixed charges:
     Portion of rental expense
     (net of sublease
     rental income) which
     approximates the
     interest factor                             39             40             38             35             36

Interest on borrowed funds                    1,050            873          1,079          1,038            384

Interest on deposits                          1,685          1,680          1,791          1,301          1,177
                                              -----          -----          -----          -----          -----

               Total fixed charges            2,774          2,593          2,908          2,374          1,597
                                              -----          -----          -----          -----          -----


Earnings (for ratio calculation)           $  4,242       $  3,726       $  4,115       $  3,345       $  2,202
                                              =====          =====          =====          =====          =====


Total fixed charges                        $  2,774       $  2,593       $  2,908       $  2,374       $  1,597
                                              =====          =====          =====          =====          =====

Ratio of earnings to fixed
   charges                                     1.53           1.44           1.42           1.41           1.38
                                              =====          =====          =====          =====          =====

For purposes of computing the consolidated ratio of earnings to fixed charges "earnings" represent income (before extraordinary items and cumulative effect of changes in accounting principles) plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases.